                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                GLB Bancorp Inc.
                          --------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                   361778 10 3
                          --------------------------
                                 (CUSIP Number)

                             Jerome T. Osborne, Sr.
                               7954 Reynolds Road
                               Mentor, Ohio 44060
                                  440-942-7000

                                 with copies to:

                               James S. Hogg, Esq.
                 Cowden, Humphrey, Nagorney & Lovett Co., L.P.A.
                           Terminal Tower, Suite 1414
                                50 Public Square
                           Cleveland, Ohio 44113-2204
                      ------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 10, 2003
                           --------------------------
             (Date of Event which Requires filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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                                  SCHEDULE 13D

       CUSIP  NO.   361778 10 3
                                (AMENDMENT NO. 4)


---------------- ------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON


                 Jerome T. Osborne
---------------- ------------------------------------------------------------------------------------------------------
                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A)  / /
2                                                                                  (B)  / /

                 Not Applicable
---------------- ------------------------------------------------------------------------------------------------------
3                SEC USE ONLY


---------------- ------------------------------------------------------------------------------------------------------
                 SOURCE OF FUNDS
4

                 Not Applicable
---------------- ------------------------------------------------------------------------------------------------------
                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2 (E)     / /
5

---------------- ------------------------------------------------------------------------------------------------------
                 CITIZENSHIP OR PLACE OF ORGANIZATION
6

                 USA
----------------------------------------------- ---------- ------------------------------------------------------------
                                                               SOLE VOTING POWER
                                                 7
        NUMBER OF                                              234,430*
         SHARES                                 ---------- ------------------------------------------------------------
BENEFICIALLY OWNED BY EACH                                     SHARED VOTING POWER
       REPORTING                                 8             0
        PERSON
         WITH                                   ---------- ------------------------------------------------------------
                                                               SOLE DISPOSITIVE POWER]
                                                 9
                                                               234,430*
                                                ---------- ------------------------------------------------------------
                                                               SHARED DISPOSITIVE POWER
                                                 10            Not Applicable

---------------- ------------------------------------------------------------------------------------------------------
                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11               234,430*

---------------- ------------------------------------------------------------------------------------------------------
                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  :
12               3,927**

---------------- ------------------------------------------------------------------------------------------------------
                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13               9.98%

---------------- ------------------------------------------------------------------------------------------------------
                 TYPE OF REPORTING PERSON
14               IN

---------------- ------------------------------------------------------------------------------------------------------

*Includes an option to purchase 220 common shares that is exercisable within 60 days.

** Consists of shares beneficially owned by Mr. Osborne's spouse. Mr. Osborne disclaims beneficial ownership of such shares.

            This statement amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission on May 19, 1998, on behalf of Jerome T. Osborne, Sr., relating to the common stock, no par value (the "Common Stock"), of GLB Bancorp, Inc., a bank holding company chartered under the laws of the State of Ohio (the "Company"), as amended April 25, 2001, October 31, 2001 and May 2, 2003. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D.

ITEM 4.    PURPOSE OF TRANSACTION.

         Mr. Osborne proposed the transaction described below in response to the proposed transaction between the Company and Sky Financial, Inc. ("Sky") pursuant to which the Company would merge with a wholly-owned subsidiary of Sky and holders of Company Common Stock would receive .74 shares of Sky common stock for each share of Company Common Stock held. Mr. Osborne's proposed transaction was intended to preserve the Company as an independent financial institution with ownership in the community served by Great Lakes Bank, the Company's wholly-owned subsidiary, and to provide greater value to shareholders of the Company.

         On October 10, 2003, Mr. Osborne delivered a letter to the Company proposing a cash merger pursuant to which each shareholder, other than Mr. Osborne, would have been paid $20.20 for each share held and each holder of employee stock options would have been paid the difference between the exercise price of the option and $20.20 per share. The transaction as proposed would have been accomplished through a cash merger, which would have required shareholder approval and certain required regulatory approvals. On October 14, 2003, Mr. Osborne received a letter from the Board of Directors of the Company stating that the Board of Directors of the Company had rejected the proposal. As a result of the Board's decision not to move forward with the transaction, Mr. Osborne has withdrawn his proposal by letter dated October 15, 2003. Mr. Osborne no longer has a plan or proposal regarding any transaction with the Company required to be reported pursuant to this Item 4.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Letter from Jerome T. Osborne, Sr. to GLB Bancorp, Inc. dated September 12, 2003 (Incorporated by reference to Exhibit 99.1 to the Company's Rule 425 Prospectus filed on October 14, 2003).

Exhibit 2 Letter from Jerome T. Osborne, Sr. to GLB Bancorp, Inc. dated September 23, 2003 (Incorporated by reference to Exhibit 99.2 to the Company's Rule 425 Prospectus filed on October 14, 2003).

Exhibit 3 Letter from Jerome T. Osborne, Sr. to GLB Bancorp, Inc. dated October 10, 2003 (Incorporated by reference to Exhibit 99.3 to the Company's Rule 425 Prospectus filed on October 14, 2003).

Exhibit 4 Letter from Jerome T. Osborne, Sr. to GLB Bancorp, Inc. dated October 15, 2003.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D statement is true, complete and correct.



Date: October 15, 2003                     /s/Jerome T. Osborne, Sr.
                                           -----------------------------------
                                           JEROME T. OSBORNE, SR








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